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14049558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

*AB 3/24

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Institutional Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Park Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Jane Block 614-213-6231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

41 South High Street	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 3/25/14

OATH OR AFFIRMATION

I, Mary Jane Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Institutional Investments Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Mary Jane Block
Signature
Mary Jane Block
Operation and Financial Principal
Title

Linda Johnson
Notary Public

LINDA L. JOHNSON - NOTARY PUBLIC
STATE OF OHIO - EXPIRES 08-14-2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

J.P. Morgan Institutional Investments Inc.

(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2013

Available for Public Inspection

J.P. Morgan Institutional Investments Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2013

Page(s)

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Independent Auditor's Report

To the Board of Directors and Stockholder of
J.P. Morgan Institutional Investments Inc.:

We have audited the accompanying statement of financial condition of J.P. Morgan Institutional Investments Inc. as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, 41 South High Street, Suite 2500, Columbus, OH 43215
T: (614) 225 8700, F: (614) 224 1044, www.pwc.com/us

pwc

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.P. Morgan Institutional Investments Inc. at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

J.P. Morgan Institutional Investments Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 28,603,971
Receivable from affiliates	3,240,006
Investment advisory fees and other receivables	15,020,333
Income taxes receivable	111,866
Deferred tax assets	35,984
Prepaid expenses and other assets	2,595,300
Total assets	$ 49,607,460
Liabilities and Stockholder's Equity	
Accrued employee compensation and benefits	$ 92,244
Payable to affiliates	3,707,148
Accounts payable and accrued expenses	8,200,180
Income taxes payable	53,374
Total liabilities	12,052,946
Stockholder's equity	
Common stock ($1 par value, 100 shares authorized, issued and outstanding)	100
Additional paid-in capital	112,716,365
Accumulated deficit	(75,161,951)
Total stockholder's equity	37,554,514
Total liabilities and stockholder's equity	$ 49,607,460

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

J.P. Morgan Institutional Investments Inc. (the "Company") was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of JPMorgan Securities Holdings LLC ("JPMSH"), which is wholly owned by JPMorgan Chase & Co. ("JPMorgan Chase"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered as an investment advisor with the SEC pursuant to the Investment Advisers Act of 1940.

The Company sells mutual funds and other investment products and it holds registrations for representatives of affiliated entities (Note 3). The Company also provides investment advisory services.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Highly liquid investments with original maturities, at the time of purchase, of three months or less are considered cash equivalents.

The Company's cash equivalents are invested in securities for which quoted prices for identical securities are available in an active market. As such, they are classified in Level 1 of the three-level valuation hierarchy established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Level 1 involves inputs publicly available for assets identical to those being valued. Level 2 involves inputs of quoted or observable prices or inputs for similar assets. Level 3 involves one or more inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

Receivables

Receivables include accruals for investment advisory fees and other receivables. The carrying value represents fair value at December 31, 2013.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid regulatory fees as well as furniture and equipment which are depreciated over the estimated useful lives of the assets.

Income Taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the financial statements. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to JPMorgan Chase.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. See Note 5 for a further discussion of income taxes.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current tax assets or liabilities.

3. Related Parties

At December 31, 2013, all cash was held at one financial institution, which is a related party of the Company. Cash on deposit of $3,929,251 was held at JPMorgan Chase Bank, N.A. and cash equivalents of $24,674,720 are invested in the JPMorgan U.S. Government Money Market Fund.

The Company carries certain receivables from and payables to affiliates. The amounts are accrued monthly or quarterly, according to the terms set forth in the individual affiliate agreements.

4. Employee Compensation and Benefits

Certain employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards in the form of restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Awards
U.S. GAAP requires all share-based payments to employees be measured at their grant-date fair values. JPMorgan Chase separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions, JPMorgan Chase accrues the estimated value of awards expected to be awarded to employees as of the grant date, without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period,

compensation expense is recognized on a straight-line basis for the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Chase RSUs
RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest 50% after two years and 50% after three years and convert into shares of JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation prior to vesting under certain specified circumstances. RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2013:

(in hundreds)

RSUs	
Granted	2
Forfeited	0

At December 31, 2013, the Company's employees held five hundred unvested RSUs. In addition, one hundred options were held by the Company's employees at December 31, 2013 and all of these awards were vested. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

Pension and Other Postretirement Benefit Plans
The Company's employees are eligible to participate in JPMorgan Chase's qualified, non-contributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory and vary with length of service and date of hire, and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company and, therefore, pension expense as well as postretirement medical expense for the Company is determined based upon employee participation in the JPMorgan Chase plans and effected through an intercompany charge from JPMorgan Chase, which is cash settled monthly.

The JPMorgan Chase U.S. defined benefit pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. defined benefit pension plan exceeded the projected benefit obligation at December 31, 2013.

5. Income Taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The significant component of the deferred tax asset, as of the balance sheet date, relates primarily to compensation expenses. As of

December 31, 2013, management has determined it is more likely than not that the Company will realize its deferred tax assets.

At December 31, 2013, the Company had a current income tax payable to JPMorgan Chase of $53,374, and a current income tax receivable of $111,866 related to state and local jurisdictions included in the Statement of Financial Condition.

At December 31, 2013, the Company has no uncertain tax positions.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the Internal Revenue Service, and by many states throughout the U.S. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2013.

December 31, 2013	Periods under examination	Status
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed, JPMorgan Chase intends to appeal
JPMorgan Chase - U.S.	2006 - 2010	Field examination
JPMorgan Chase - New York State and City	2005 - 2007	Field examination
JPMorgan Chase - California	2006 - 2010	Field examination

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the alternative method under Rule 15c3-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2013, the Company had net capital, as defined under Rule 15c3-1, of $16,057,531 which was $15,807,531 in excess of net capital requirements.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

7. Subsequent Events

Management has evaluated the impact of subsequent events through February 27, 2014, and has determined that no additional items require disclosure.

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